THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1	Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2009 and the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010.

This MD&A is prepared as of November 24, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies and legislation, geopolitical and economic uncertainty, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those stated herein. For additional risk factors please refer to the Company's latest Annual Information Form, filed on SEDAR (www.sedar.com).

2	Overview

Continental is focused on developing mineral projects in the People's Republic of China ("PRC").

Continental owns 100% of Highland Mining Inc. ("Highland"), the parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region ("TAR"). The Xietongmen property consists of two exploration licenses, an area totaling approximately 122 square kilometers. Exploration on the property by Continental since 2005 has resulted in the discovery of the Xietongmen and Newtongmen copper-gold deposits, as well as several other prospective targets.

In 2010, the Company’s main activities have been designed to advance permitting of the Xietongmen Project for which a feasibility study was completed in 2007. The main field programs have been directed toward gathering the necessary data in order to compile the required Chinese "basic engineering report", complete data gathering for the Project Application Report, and plan for the start of construction. In addition, exploration activity has been done to ensure mining leases remain in good standing. At the end of the third quarter, the Company had approximately $17.3 million in cash on hand.

On September 17, 2010, the Company announced that it had signed a letter agreement to be acquired by the Jinchuan Group, a large China-based mining group, for an aggregate cash consideration of $432 million (the “Arrangement”). Jinchuan would purchase 100% of Continental’s approximate 166 million common shares (fully diluted) for $2.60 per share (a 13% premium to the Company’s share trading price on September 14 2010 and an 18% premium over the average trading price of Continental’s shares over the 30 days prior to the announcement). After execution of definitive agreements, Continental will convene a special meeting of its securityholders to consider the arrangement.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the conditions of the abovementioned letter agreement, Continental accelerated the redemption or exchange of its class of preferred shares for certain underlying marketable securities valued at $25 million. These preferred shares are related to the Company’s 2001 reorganization and transfer of the Harmony Gold Project to Taseko Mines Limited (“Taseko”). On October 12, 2010, the Company announced that its application to have the 12,483,916 preferred shares listed on the TSX Venture Exchange had been accepted. If the Arrangement with Jinchuan proceeds, redemption of the preferred shares for Taseko shares would be accelerated to occur just before closing of the Arrangement, which is targeted for late 2010. Further details of the Arrangement are provided in section 2.2.

Xietongmen Property - Background

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments ("ESIA") as part of mine development of the Xietongmen deposit (the "Xietongmen Project").

The Feasibility Study for the Xietongmen Project was completed in mid 2007 by Aker Kvaerner E&C1 using the following metal prices: copper - US$1.50/lb, gold - US$500/oz and silver - US$8.50/oz. The study is based on 219.8 million tonnes of measured and indicated resources in the Xietongmen deposit, grading 0.43% copper, 0.61 g/t gold and 3.87 g/t silver, containing 2 billion pounds of copper and 4.3 million ounces of gold2 at a 0.15% copper cut-off, and including 182 million tonnes of proven and probable mineral reserves. A 40,000 tonnes per day conventional mill and open pit mining operation is proposed, with an average production of 116 million pounds of copper, 190,000 ounces of gold and 1.7 million ounces of silver per year over a 14 year mine life.

A number of submissions were completed in 2007, 2008, and 2009 to various departments of the Central Government of the People's Republic of China (including the Ministry of Land and Resources and the National Development and Reform Commission) and departments of the Tibet Autonomous Region (including the Department of Land and Resources) to obtain necessary licenses and government permissions to advance permitting and development of the project as part of the overall mining license application process. This has encompassed a number of reports and permit applications that cover all aspects of the project development including the Mine Area Scoping, Mineral Resource and Development Utilization Plan, Land Acquisition Pre-approval, Land Reclamation Report, Environmental Impact Assessment Report, Safety Pre-assessment Report, Geological Resources Report, Geological Hazard Assessment Report and Environmental Geology Assessment Report, Seismic Assessment Report, Water and Soil Conservation Report, Water Use Permit and Water Resource Assessment Report that have been approved and granted. The mining license application submission is currently in process, as is the completion of the Project Application Report.

______________________________
1 October 2007 Technical Report is available on the Company’s profile on www.sedar.com. Qualified Persons are G. Holmes, P.Eng., P. Live, Eng., and L. Melis, P.Eng.
2 Contained metal values assume 100% recovery.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Newtongmen deposit, located 2.5 kilometers northwest of the Xietongmen deposit, was discovered in 2006 and was followed by a first-phase of definition drilling in 2007. The results of an initial resource estimate by Wardrop Engineering ("Wardrop")3at a 0.20% copper cut-off include:

•	Indicated mineral resources of 388.9 million tonnes grading 0.32% copper, 0.18 g/t gold and 0.87 g/t silver, containing 2.8 billion pounds of copper, 2.3 million ounces of gold and 10.8 million ounces of silver; and
•	Inferred mineral resources of 264.8 million tonnes grading 0.29% copper, 0.07 g/t gold and 0.12 g/t silver, containing 1.7 billion pounds of copper, 0.6 million ounces of gold and 1.0 million ounces of silver.

In the second quarter, China's National Development and Reform Commission officially approved the Qinghai-Tibet High Voltage Transmission Line project as part of the Western Development Strategy. Construction will begin in 2010. This much needed infrastructure project will link the Tibet Power Grid to the main China Power Grid, andensure power is available for a mine at Xietongmen The Qinghai –Tibet High Voltage Transmission Line, as well as the up-grading of the existing transmission line from Lhasa to Rikaze (approximately 50 kilometers from the project site) from 110 kilovolts (kv) to 220kv is to be completed by the end of 2012.

2.1	Property Agreements

Property Acquisition

During 2005 and 2006, the Company earned a 60% interest in the shares of Highland by making option payments totaling US$2.0 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of Great China Mining Inc., the original owner of Highland. Consequently, Continental holds 100% of Highland, which in turn holds 100% of Tian Yuan, which itself holds the exploration licenses comprising the Xietongmen property.

Concurrent with the completion of the merger, the Company also acquired three other properties (subsequently combined into one exploration license), totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company).

_________________________________
3 May 2009 Technical Report is filed on the Company’s profile on www.sedar .com. The mineral resource estimate was prepared using geostatistical methods by Greg Mosher, P.Geo., of Wardrop, an independent Qualified Person. Contained metal values assume 100% recovery.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

2.2	Agreements with Jinchuan

2.1.1	Framework Agreement for Financing and Mine Services

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals. Jinchuan is obligated to provide assistance to the Company in obtaining the necessary permits, licenses (including the mining license), government approvals, and community support. Jinchuan is also required to provide technical assistance in infrastructure development, and complementary input into the design engineering, training, maintenance and other technical aspects, as well as sales of mineral products.

Pursuant to the Agreement, Jinchuan acquired, in two tranches, 18 million common shares of the Company for a total cost of $36 million. Jinchuan has also agreed to provide funding support to the Xietongmen Project, including assistance in arranging up to 60% of the required capital financing for the development of a mine in the form of debt; and contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity.

Jinchuan and Tian Yuan have entered into a life-of-mine concentrate off-take arrangement in connection with future production from the Xietongmen deposit only. Jinchuan holds, subject to maintaining a certain minimum interest in the Company, a right of first refusal to purchase any other concentrate, including Newtongmen concentrate, that may be produced in the future by the Company within the PRC.

2.2.2	Letter Agreement to Purchase 100% of Continental

In September 2010, the Company entered into a letter agreement to be acquired by Jinchuan for an aggregate cash consideration of $432 million (the “Arrangement”). The letter agreement provides for the acquisition of 100% of Continental’s approximately 166 million common shares on a fully diluted basis for C$2.60 per share.

Each Continental stock option currently outstanding that is exercised by the record date for participation in the Arrangement (which date will be announced in a future news release), will participate fully in the Arrangement. Option holders will be entitled to vote on the Arrangement with common shareholders on an as-if exercised basis (as a single class) at the special meeting of Continental securityholders to be convened to consider the Arrangement.

The Board of Directors of Continental is also proposing to include in the Arrangement a special cash distribution of up to C$0.10 per Continental share outstanding immediately prior to completion of the Acquisition.

The Board, having extensively discussed the Acquisition terms with its financial and legal advisors, has determined that the Arrangement is fair to the Company’s securityholders and is in the best interests of the Company. Therefore, the Board will be recommending that Continental securityholders vote in favour of the Arrangement. The letter agreement is binding in certain respects only and therefore completion of the Arrangement is subject to the execution of definitive agreements and other conditions, including approval of Continental’s securityholders, approval of the Arrangement by the British Columbia Supreme Court, certain Chinese and Canadian regulatory approvals and customary closing conditions for transactions of this nature.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

The definitive agreements in respect of the Arrangement will include an arrangement agreement and voting lock-up agreements with each of the directors and officers of the Company and certain shareholders of the Company pursuant to which such persons will agree to support the Arrangement.

The definitive agreements will contain customary representations, warranties and covenants of each of Jinchuan and Continental. In addition, Continental has agreed in the letter agreement that it will not solicit or initiate discussions regarding any other business combination or sale of its shares or material assets until thirty days from the date of execution of the letter agreement, except in respect of unsolicited proposals that the Continental Board of Directors in good faith determines could reasonably be expected to result in a superior offer. Continental has also granted Jinchuan a right to match competing unsolicited proposals. The arrangement agreement will provide for a $13.4 million break fee which could be payable by either party in certain events. The fee would be payable by Jinchuan to Continental if the Arrangement is not completed by Jinchuan as a result of a breach by it of certain of its obligations under the arrangement agreement. The break fee would be payable by Continental to Jinchuan in certain customary events such as the withdrawal by the Continental board of support for the Acquisition, if the board recommends an alternative transaction or if an alternative transaction completes within 12 months of termination of the Acquisition, if Continental breaches certain non-solicitation covenants or it fails to timely convene a Continental securityholders meeting to consider the Arrangement. Jinchuan has further agreed that, after receipt of Chinese regulatory approval of the Acquisition and prior to the Continental securityholders meeting at which the Arrangement is to be considered, it will transfer the entire aggregate cash consideration payable under the Arrangement to Canada.

After execution of the definitive agreements in respect of the Arrangement, Continental will be convening a special meeting of its securityholders to consider the Arrangement. To meet a Jinchuan condition of the Acquisition, the Arrangement will also accelerate the redemption or exchange of Continental’s class of preferred shares for certain underlying marketable securities valued at approximately $25 million. Continental currently anticipates that an information circular containing detailed disclosure regarding the Arrangement will be mailed to Continental’s securityholders in late 2010 in preparation for a special meeting to approve the Arrangement.

2.3	Project Finance

In August 2008, the Company announced that it had engaged Standard Bank plc, the principal international investment banking subsidiary of the Standard Bank Group Limited, jointly with the Industrial and Commercial Bank of China as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen property. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

2.4	Property Activities

Engineering

Continental continues to retain Beijing General Research Institute of Mining and Metallurgy ("BGRIMM") as the primary Chinese design institute, as well as other design institutes, for example, the Tibet Hydrology and Water Resources Monitoring and Survey Bureau. In addition, a number of international firms continue to be retained to work with the Chinese design groups, including Melis Engineering Ltd, Wardrop Engineering ("Wardrop"), URS Corporation ("URS") and Golder Associates Ltd ("Golder"). Under the direction of Continental's in-house project team, all of these design groups are focused on completion of all remaining elements required for basic engineering and updating of cost estimates for the Xietongmen Project.

Activity in the third quarter involved the preparation of the Project Application Report and the Basic Engineering Report, both by BGRIMM. URS commenced mine design work and Golder Associates was engaged in updating design parameters relating to tailings and dam infrastructure.Continental's in-house engineering team continued to work closely with BGRIMM and Wardrop to finalize key basic engineering deliverables, including process flow sheets and plant layouts, as well as preparing equipment specifications, process, piping and instrumentation diagrams and mine infrastructure layouts. Other engineering such as detailed pit stability analyses and tailing transportation mentioned in previous updates will be undertaken commensurate with progress on permitting activities.

Exploration drilling commenced with the completion of the first of four planned holes. This represents part of the work required to renew the Laze exploration licence due to expire in November 2010. Work associated with the renewal of the Xiongcun licence (due October 2010) also began with data compilation and report preparation.

Environment and Social

Programs for 2010 include the continuation of environmental baseline data collection to support engineering, construction and operation of the project. Further assessments to support project environmental and social programs are ongoing. These include evaluation of new community water sources and development activities such as training, agricultural, school and health clinic improvements and scholarships, which are planned and prioritized based on consultation with local communities.

Hydrological and debris flow baseline programs were completed during the quarter. Meteorological and dust fall monitoring programs continue. As drilling concluded, land use compensation payments were made to Dongga village for drill sites and road extensions. These areas will be reclaimed in the spring. The scholarship program was expanded to include eligible students from Wujian and Cuo villages this year. Forty-two students from five villages in the area have been selected to receive grants (for students already enrolled) and scholarships (for new students).

2.5	Market Trends

Copper prices increased significantly between late 2003 and mid-2008, and then dropped in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, averaging US$2.34/lb for the year.

Prices remain strong in 2010. The average price in 2010 mid November is approximately US$3.33/lb.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

Although there has been periodic volatility in the gold market, the average annual price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid-2008, gold prices were strong in 2009. Prices ranged from US$802/oz in early January to US$1200/oz in early December and averaging US$974/oz over the year.

Prices remain strong in 2010. The average price in 2010 to mid November is approximately US$1,201/oz.

3	Selected Annual Information

Not required for interim MD&A.

4	Results of Operations

4.1	Quarter ended September 30, 2010

	Quarter ended	Quarter ended	Quarter ended
	September 30, 2010	June 30, 2010	September 30, 2009
Exploration and development	$2,384,000	$2,142,000	$655,000
Administrative	706,000	783,000	1,378,000
Stock based compensation	483,000	868,000	238,000
Foreign exchange loss (gain)	(405,000)	1,313,000	(2,698,000)
Net loss (income) for the period	$3,168,000	$5,106,000	$(427,000)

4.2	Comparison to previous quarter

Exploration and development expenses in the quarter ended September 30, 2010 increased to $2,384,000 from $2,142,000 in the quarter ended June 30, 2010, due to a drilling program at the site and an increase in payroll-related costs. The decrease in administrative expenditures was due primarily to decreases in legal and accounting expenses, travel and conference expenses and other office and administrative costs.

Stock-based compensation expense decreased to $483,000, compared to $868,000 in the previous quarter. No options were granted in the current quarter, but a total of 525,000 options had been granted in the previous quarter.

The foreign exchange gain increased to $405,000 in the third quarter of 2010 from a loss of $1,313,000 in the prior quarter. This is due substantially to the future income tax liability of $29.3 million being denominated primarily in Chinese renminbi. The Canadian dollar appreciated against the Chinese renminbi by approximately 2%.

4.3	Comparison to same quarter in previous year

During the quarter ended September 30, 2010, the Company's exploration and development costs increased to $2,384,000 from $655,000 in the quarter ended September 30, 2009, primarily due to increases in engineering, geological activities and staff costs in China. The downward adjustment of previous-quarter accrued payroll-related costs in the third quarter of the fiscal year 2009 also contributes to the increment from the third quarter in 2009 to the same quarter in 2010.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the quarter ended September 30, 2010, lower administrative expenditures of $706,000 were incurred compared to $1,378,000 in the quarter ended September 30, 2009. The decrease was due to the decrease in legal and accounting fees and office and administration costs. The higher office, administration and employment expenses incurred in the quarter ended September 30, 2009 were due to costs related to staffing reductions in that period.

Stock based compensation expense increased to $483,000 compared to $238,000 in the same quarter of the prior year due to a greater number of options having been amortized in the current quarter than the quarter ended September 30, 2009.

There was a net foreign exchange gain of $405,000 in the third quarter of 2010, compared to a net foreign exchange gain of $2,698,000 in the same quarter in 2009, both of which resulted primarily from the foreign exchange translation of the future income tax liability which itself is primarily denominated in Chinese renminbi. The underlying cause was a change in relative exchange rates. During the quarter ended September 30, 2010 the Canadian dollar appreciated against the Chinese renminbi by approximately 2%. However, during the quarter ended September 30, 2009, the Canadian dollar had appreciated against the Chinese renminbi by approximately 8%.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

5	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except loss per share amounts. Small differences are due to rounding.

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2010	2010	2010	2009	2009	2009	2009	2008
Current assets	17,811	19,936	$22,310	$24,493	$3,962	$7,216	$12,508	$16,714
Other assets	118,708	114,460	112,505	112,544	116,652	116,258	114,413	113,585
Total assets	136,519	134,396	134,815	137,037	120,614	123,474	126,921	130,299

Current liabilities	4,627	4,240	4,276	4,580	4,148	5,675	7,101	6,762
Other long-term liabilities	29,350	28,725	26,860	27,670	29,889	32,202	34,410	33,247
Shareholders' equity	102,542	101,431	103,679	104,787	86,577	85,597	85,410	90,290
Total shareholders' equity and liabilities	136,519	134,396	134,815	137,037	120,614	123,474	126,921	130,299

Working capital (deficit)	13,184	15,696	18,034	19,913	(186)	1,541	5,407	9,952

Expenses:
Exploration	2,384	2,142	1,561	1,532	655	2,619	2,962	8,215
Foreign exchange loss (gain)	(405)	1,313	(774)	(164)	(2,699)	(3,004)	1,092	4,818
Insurance	31	31	27	31	28	50	37	38
Interest income	(30)	(35)	(29)	(23)	(8)	(26)	(15)	(47)
Legal, accounting and audit	99	153	87	121	201	400	213	386
Office and administration	481	544	443	522	1,001	998	1,121	1,038
Shareholder communications	55	47	21	17	53	69	49	70
Stock-based compensation	483	868	793	1,034	238	1,298	330	211
Travel and conference	38	39	95	126	80	103	78	97
Trust and filing	32	4	60	4	24	29	13	5
Net loss (income) for the period	3,168	$5,106	$2,284	$3,200	$(427)	$2,536	$5,880	$14,831

Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.01)	$(0.02)	$0.00	$(0.01)	$(0.05)	$(0.11)

Weighted average number of common shares outstanding (in thousands)	153,348	153,014	152,751	133,947	129,053	129,053	129,053	129,053

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in many of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $13.2 million as at September 30, 2010, compared with $19.9 million at December 31, 2009. The change in working capital compared with December 31, 2009 is due to the exploration and administrative expenditures incurred during the first three quarters of 2010.

Management believes the Company has sufficient capital resources to maintain its properties and continue with its planned objectives for the 2010 fiscal year.

7	Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen Project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required project capital (net of any equity subscriptions) for the Xietongmen property in the form of debt and/or equity. See section 2.2 for further details of Jinchuan's obligations pursuant to this agreement.

The Company has engaged Standard Bank plc, jointly with the Industrial and Commercial Bank of China, as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The Company had no material commitments for capital expenditures as of September 30, 2010 and as of the date of this MD&A. The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise financing from lenders, shareholders and other investors. The Company continues to regularly review and consider financing alternatives to fund its ongoing activities.

8	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company ("Preferred Shares").

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At September 30, 2010, the conversion rate was $5.89 per Taseko Share. These arrangements are more fully described in the Company's Annual Report on Form 20-F for the year ended December 31, 2009.

On October 12, 2010, the Company's application to list its outstanding class of Preferred Shares on the TSX Venture Exchange (the "Exchange") was accepted by the Exchange. The redemption timing and exchange ratio terms of the Preferred Shares for Taseko Shares are pursuant to the 2001 arrangement, made dependent on the occurrence of certain possible value-realization events related to the Harmony Project but the terms provided that the Preferred Shares must be redeemed for Taseko shares in any event by October 16, 2011. The number of Taseko Shares potentially issuable to redeem the Preferred Shares is based on a formula, but as long as Taseko Shares trade below $10.00 the number is fixed at 6,277,000 Taseko shares, meaning that each Preferred Share will be entitled to receive by no later than October 16, 2011, 0.503 Taseko common shares. However, if Taseko shares trade higher than $10.00, then the number of Taseko shares receivable by the Preferred Shares as a class is determined by dividing $62.77 million by the higher Taseko share price. The Preferred Shares are not redeemable before October 16, 2011 nor can they be retracted by the holders before then.

Unless and until the proposed Jinchuan Arrangement (see item 11 of this MD&A) completes, all of the Preferred Shares are freely tradable in Canada through the facilities of the TSX Venture Exchange. The Preferred Shares are not listed on any other exchange.

9	Transactions with Related Parties

Details of transactions with related parties during the three and nine months ended September 30, 2010, are presented in note 8 of the unaudited interim consolidated financial statements.

10	Fourth Quarter

Not required for this MD&A.

11	Proposed Transactions

On September 17, 2010, the Company announced that it has signed a letter agreement to be acquired (the "Acquisition") by Jinchuan Group Ltd ("Jinchuan"), a large China-based mining group for aggregate cash consideration of approximately $432 million pursuant to an arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

The letter agreement provides for the acquisition of 100% of Continental's approximately 166 million common shares on a fully diluted basis for $2.60 per share. Each of the Company's stock options currently outstanding that is exercised by the record date for participation in the Arrangement (which date has yet to be announced), will participate fully in the Arrangement. Option holders will be entitled to vote on the Arrangement with common shareholders on an as-if exercised basis (as a single class) at the special meeting of the Company's shareholders to be convened to consider the Arrangement.

The Board of Directors of the Company is also proposing to include in the Arrangement a special cash distribution of up to $0.10 per Continental share outstanding immediately prior to completion of the Acquisition.

The Board, having reviewed the Acquisition terms with its financial and legal advisors, has determined that the Arrangement is fair to the Company's shareholders and is in the best interests of the Company. Therefore, the Board will be recommending that Continental shareholders vote in favour of the Arrangement. The letter agreement is binding in certain respects only and therefore completion of the Arrangement is subject to the execution of definitive agreements and other conditions, including approval of Continental's shareholders, approval of the Arrangement by the British Columbia Supreme Court, certain Chinese and Canadian regulatory approvals and customary closing conditions for transactions of this nature.

The definitive agreements in respect of the Arrangement will include an arrangement agreement and voting lock-up agreements with each of the directors and officers of the Company and certain shareholders of the Company pursuant to which such persons will agree to support the Arrangement.

The definitive agreements will contain customary representations, warranties and covenants of each of Jinchuan and Continental. In addition, Continental has agreed in the letter agreement that it will not solicit or initiate discussions regarding any other business combination or sale of its shares or material assets until thirty days from the date of execution of the letter agreement, except in respect of unsolicited proposals that the Board of Directors of the Company in good faith determines could reasonably be expected to result in a superior offer. Continental has also granted Jinchuan a right to match competing unsolicited proposals. The arrangement agreement will provide for a $13.4 million break fee which could be payable by either party in certain events. The fee would be payable by Jinchuan to the Company if the Arrangement is not completed by Jinchuan as a result of a breach by it of certain of its obligations under the arrangement agreement. The break fee would be payable by the Company to Jinchuan in certain customary events such as the withdrawal by the Company's board of support for the Acquisition, if the board recommends an alternative transaction or if an alternative transaction completes within 12 months of termination of the Acquisition, if the Company breaches certain non-solicitation covenants or it fails to timely convene a Company's shareholders meeting to consider the Arrangement. Jinchuan has further agreed that, after receipt of Chinese regulatory approval of the Acquisition and prior to the Company's shareholders meeting at which the Arrangement is to be considered, it will transfer the entire aggregate cash consideration payable under the Arrangement to Canada.

After execution of the definitive agreements in respect of the Arrangement, Continental will be convening a special meeting of its shareholders to consider the Arrangement. The Arrangement will require the approval of shareholders of the Company at the meeting in accordance with the terms of the orders to be granted by the Supreme Court of British Columbia, Business Corporations Act (British Columbia) and Multilateral Instrument 61-101 "Protection of Minority Security Holders in Special Transactions".

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

12	Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

13	Changes in Accounting Policies including Initial Adoption

Refer to note 3 of the unaudited interim consolidated financial statements.

14	Financial Instruments and Other Instruments

There are no material changes since December 31, 2009.

15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in note 6 of the accompanying unaudited interim consolidated financial statements.

(b)	expensed research and development costs;

Not applicable.

(c)	deferred development costs;

Not applicable.

(d)	general and administration expenses;

The required disclosure is presented in the unaudited interim consolidated financial statements.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at November 24, 2010, the date of this MD&A.

	Expiry date	Exercise price	Number	Number
Common shares				154,365,827

Share purchase options	February 28, 2011	$ 1.61	2,600,000
	February 28, 2011	$ 1.68	350,000
	May 2, 2011	$ 1.32	3,076,100
	February 28, 2012	$ 2.01	1,200,000
	July 28, 2012	$ 1.05	1,996,200
	July 28, 2014	$ 1.05	975,000
	November 4, 2012	$ 1.63	100,000
	December 7, 2012	$ 2.10	500,000
	March 23, 2013	$ 2.20	400,000
	April 9, 2013	$ 2.23	125,000
				11,322,300

A further 2,500,000 units, with each unit consisting of one common share and one share purchase warrant with an exercise price of $2.20 and a one year expiry from date of issuance, may be issuable pursuant to the Permits Consulting Agreement (see note 5 of the accompanying financial statements).

15.3	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the period ended September 30, 2010 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

15.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

15.5	Transition to International Financial Reporting Standards ("IFRS")

15.5.1	Management of the IFRS Convergence Project

The Company has begun the process of transitioning from Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants to manage the transition from Canadian GAAP to IFRS reporting.

The Company is evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

Phase 1 – Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS. This phase is essentially complete.

Phase 2 – Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements. A preliminary assessment of significant differences between IFRS and Canadian GAAP has been performed and currently under management's review and evaluation. Management expects to complete this evaluation by the fourth quarter of year 2010.

Phase 3 – Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company's finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements. Management expects the implementation of changes to business processes and controls to continue into the fourth quarter of the year, with full implementation to be completed in the beginning of the first quarter of 2011.

15.5.2	IFRS 1 – First Time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the then-previously reported fiscal 2010 Canadian GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and certain optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

•	to apply the requirements of IFRS 2, Share-Based Payments, to equity instruments granted which had not vested as of the Transition Date;

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

15.5.3	Anticipated differences in Canadian GAAP and IFRS

While Canadian GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be impacted:

(i)           Property, Plant, and Equipment ("PP&E")

Under International Accounting Standard ("IAS") 16, Property, Plant and Equipment are recognized initially at cost if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Under IAS 16, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The Company may not currently track the separate components of a piece of PP&E to the same level as may be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition, major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. At September 30, 2010, the Company did not have significant plant and equipment which will require componentization.

(ii)           Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except in certain circumstances.

We anticipate a reduction in the reported value of Mineral Property Interests as a result of the application of IAS 12, as we expect that no future income tax assets will be recognized on the temporary differences arising from the merger with Great China Mining Inc. in 2006.

(iii)          Impairment of Assets

Per IAS 36, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of Canadian GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

The recoverable amount is equal to the higher of (a) the fair value less cost to sell and (b) its value in use. It is not necessary to determine both if one indicates that an impairment does not exist. The value in use is based on a discounted cash flow model. This approach is different than Canadian GAAP.

Under IFRS, to the extent possible, individual assets should be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the cash generating unit ("CGU") to which the asset belongs. The definition of a CGU is different from the Canadian GAAP definition of an "asset group".

Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized, if any, in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than Canadian GAAP where write ups are not permitted.

15.5.4	Other IFRS Considerations

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS, the Company's interim financial statements for the three months ended March 31, 2011, will include extensive notes disclosing transitional information and disclosure of all new, IFRS-compliant, accounting policies.

The Company has obtained an understanding of IFRS from intensive hands-on training of its finance personnel. Our finance personnel include employees who have experience in preparing financial statements under IFRS.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. We expect to complete this evaluation in the fourth quarter of fiscal 2010.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. We expect to complete this evaluation by the fourth quarter of year 2010.